January 30, 2012

Mr. Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:           Greenway Medical Technologies, Inc. (the “Registrant”)
                 Registration Statement on Form S-1
     Registration File No. 333-175619

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 18, 2012 and January 27, 2012, 6,380 copies of the Preliminary Prospectus dated January 17, 2012 were distributed as follows: 4,210 to prospective underwriters, 2,020 to institutional investors, 0 to prospective dealers, and 150 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Washington, D.C. time on Wednesday, February 1, 2012, or as soon thereafter as practicable.

Very truly yours,

J.P. MORGAN SECURITIES LLC,
                                                                                                        MORGAN STANLEY & CO. LLC
As representatives of the
Prospective Underwriters

J.P. MORGAN SECURITIES LLC

By: John Bertone
Name: John Bertone
Title: Vice President

MORGAN STANLEY & CO. LLC

By: John D. Tyree
Name: John D. Tyree
Title: Managing Director